

August 31, 2023

Sandip Kapadia
Chief Financial Officer
Harmony Biosciences Holdings, Inc.
630 W. Germantown Pike, Suite 215
Plymouth Meeting, PA 19462

> **Re: Harmony Biosciences Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **Filed February 21, 2023**
>   **File No. 001-39450**

Dear Sandip Kapadia:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations , page 81

1. We note that you attribute the 43.4% increase in product revenue to "the growth in the average number of patients on WAKIX and price increases." Please revise future filings to specifically describe the extent to which these changes are attributable to changes in prices or to changes in sales volume. Refer to Item 303(b)(2)(iii) of Regulation S-K.

2. As a related matter, where you describe two or more factors that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each factor contributed to the overall change in that line item. Refer to Item 303(b)(2) of Regulation S-K and SEC Release No. 33-8350 for guidance.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Eric Atallah at (202) 551-3663 or Tara Harkins, Reviewing Accountant, at (202) 551-3639 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences